Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2011	For the Twelve Months Ended December 31, 2010	For the Six Months Ended June 30, 2010
Earnings
Net income from continuing operations	$477	$992	$409
Preferred stock dividend	6	11	6
(Income) or loss from equity investees	—	2	(1)
Minority interest loss	—	—	—
Income tax	252	548	228

Pre-tax income from continuing operations	$735	$1,553	$642
Add: Fixed charges*	328	660	324
Add: Distributed income of equity investees	—	—	—
Subtract: Interest capitalized	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	9	19	9

Earnings	$1,054	$2,194	$957

* Fixed charges
Interest on long-term debt	$282	$580	$290
Amortization of debt discount, premium and expense	11	17	8
Interest capitalized	—	—	—
Other interest	14	21	6
Interest component of rentals	12	23	11
Pre-tax preferred stock dividend requirement	9	19	9

Fixed charges	$328	$660	$324

Ratio of Earnings to Fixed Charges	3.2	3.3	3.0